Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for the First Half of 2017

Hong Kong, October 16, 2017— UTStarcom (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the six months ended June 30, 2017.

UTStarcom’s Chief Executive Officer Tim Ti stated, “We achieved strong gross and operating margins in the first half, which was a result of our continued focus on high-margin product revenues, operational efficiencies, and overall cost control. Revenue came in ahead of expectations for the first half, largely due to higher sales in Japan and India, including our new SyncRing product sales in Japan. Additionally, we delivered strong cash flow, resulting in an increase in our cash balance of over 10% when compared to the end of 2016.”

Tim continued, “While we achieved good operating results in the first half, we expect our business to slightly moderate in the third quarter reflecting our normal seasonal sales pattern. More importantly, we continue to believe we have the right strategy: investing in research and development and strengthening our product portfolio with high-value, high-margin product solutions. We are confident that the diversity in our product solutions and geographic coverage is a solid foundation for continuing profitable growth.”

First Half 2017 Key Events

•                  On March 31, the Company’s Board received a preliminary non-binding proposal letter to acquire all of the outstanding ordinary shares of the Company for US$2.15 in cash per ordinary share. The proposal was made by Shah Capital, the Company’s largest shareholder, Tim Ti, the Company’s CEO and other parties

•                  The Company successfully shipped its new SyncRing product and it will continue to explore new sale opportunities for SyncRing as mobile networks in its key territories upgrade to the LTE-Advanced standard

•                  Sales of the Company’s classic PTN product line remained strong in Japan, driven by the transition from 10G to 100G metro networks

First Half 2017 Financial Highlights

In addition to disclosing financial measures prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company also provides non-GAAP financial measures. The Company believes that the public’s understanding of the Company’s business is enhanced when it has access to the same information that management uses to analyze and operate the business. The Company believes that the non-GAAP measures presented here offer additional insight into the condition and trends of its business. Further explanation of the use of non-GAAP financial information, and reconciliation to the corresponding GAAP measures, can be found at the end of this release.

Summary of 1H 2017 Key Financial Metrics

	1H 2017 GAAP	Y/Y Change*			1H 2017 Non-GAAP	Y/Y Change*
Revenue	$54.0	+26.9%			$54.0	+27.7%
Gross Margin	33.4%	-20		bps	33.4%	-40		bps
Operating Expenses	$12.6	-15.6%			$12.3	-5.7%
Operating Income	$5.4	$	+6.0		$5.8	$	+4.5
Net Income	$8.3	$	+4.6		$8.7	$	+3.0
Basic EPS	$0.24	$	+0.13		$0.25	$	+0.09
Operating Cash Flow	$9.9	$	+7.3
Cash Balance	$92.3	$	+8.4

* Dollar comparisons are used where percentage comparisons are not meaningful.

*All the numbers in U.S. Dollars are in million except EPS

Total Revenues

Total revenues for the first half of 2017 were $54.0 million, an increase of 26.9% from $42.6 million for the corresponding period of 2016.

Total Non-GAAP revenues for the first half of 2017 were $54.0 million, an increase of 27.7% from $42.3 million for the corresponding period of 2016.

•                      Non-GAAP net sales from equipment for the first half of 2017 were $42.8 million, an increase of 32.1% from $32.4 million for the corresponding period in 2016. The increase was mainly due to the higher sales in India

•                      Non-GAAP net sales from services for the first half of 2017 were $11.2 million, an increase of 13.1% from $9.9 million for the corresponding period in 2016. The increase was mainly due to higher sales in India

Gross Profit

Gross profit was $18.0 million, or 33.4% of net sales, for the first half of 2017, compared to $14.3 million, or 33.6% of net sales, for the corresponding period in 2016.

Non-GAAP gross profit was $18.0 million, or 33.4% of net sales, for the first half of 2017, compared to $14.3 million or 33.8% of net sales, for the corresponding period in 2016.

•                      Non-GAAP gross profit from equipment sales for the first half of 2017 was $15.0 million, compared to $12.3 million, an increase of 22.0% from the corresponding period in 2016

•                      Non-GAAP gross profit from services for the first half of 2017 was $3.0 million, compared to $2.0 million, an increase of 33.3% from the corresponding period in 2016

Operating Expenses

Operating expenses for the first half of 2017 were $12.6 million, a decrease of 15.6% from $15.0 million for the corresponding period in 2016.

Non-GAAP operating expenses for the first half of 2017 were $12.3 million, a decrease of 5.7% from $13.0 million for the corresponding period in 2016.

•                      Non-GAAP selling, general and administrative (SG&A) expenses in the first half of 2017 were $8.2 million, compared to $8.1 million for the corresponding period in 2016

•                      Non-GAAP research and development expenses in the first half of 2017 were $4.1million, compared to $4.9 million for the corresponding period in 2016. The decrease was mainly due to facility saving and reclassification of VGL to SG&A to properly reflect the nature of these expense

Operating Income (Loss)

Operating income for the first half of 2017 was $5.4 million, compared to operating loss of $0.7 million for the corresponding period of 2016.

Non-GAAP operating income for the first half of 2017 was $5.8 million, compared to non-GAAP operating income of $1.3 million for the corresponding period of 2016.

Other Income (Expense), Net

Net other income for the first half of 2017 was $2.4 million, compared to net other income of $1.9 million for the corresponding period in 2016. Net other income in first half of 2017 primarily consisted of $1.7 million gain from Korea Cumulative Translation Adjustment (“CTA”) written off due to liquidation and $0.4 million foreign exchange gain. Net other income in the first half of 2016 primarily consisted of $0.7 million of foreign exchange gain, which was mainly due to the appreciation of the Japanese Yen against the U.S. dollar, $0.8 million Korea tax accrual reversal due to the expiration of the statute of limitation and $0.1 million realized gain from Cortina investment during the first half of 2016.

Investment Impairment

Investment impairment for the first half of 2017 was $1.3 million, compared to nil in the corresponding period in 2016. The $1.3 million investment impairment in the first half of 2017 was from AioTV.

Net Income (Loss)

Net income attributable to UTStarcom’s shareholders for the first half of 2017 was $8.3 million, compared to $3.8 million for the corresponding period in 2016. Basic income per share for the first half of 2017 was $0.24, compared to $0.10 for the corresponding period of 2016.

Non-GAAP net income attributable to UTStarcom’s shareholders for the first half of 2017 was $8.7 million, compared to $5.7 million for the corresponding period in 2016. Non-GAAP basic net income per share for the first half of 2017 was $0.25, compared to $0.16 for the corresponding period of 2016.

Cash Flow

Cash provided by operating activities was $9.9 million in the first half of 2017.

Cash used in investing activities was $3.4 million in the first half of 2017, mainly due to restricted cash change.

Cash used in financing activities was $0.1 million in the first half of 2017 due to the share repurchases.

As of June 30, 2017, UTStarcom had cash and cash equivalents of $92.3 million.

Outlook

For the third quarter of 2017, the Company expects to generate non-GAAP revenue in the range of $23 million to $25 million. The sequential slight decline follows the Company’s normal seasonal pattern.

About UTStarcom Holdings Corp.

UTStarcom (NASDAQ: UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming, and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou, China. For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s 2015 annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The filing of the 2016 Form 20-F is in progress pending the conclusion of the 2016 audit. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Fei Wang, IR Director

Email: fei.wang@utstar.com

Ning Jiang, Investor Relations
Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2017	2016
	(In thousands)

ASSETS
Current assets:
Cash, cash equivalents	$92,311	$83,922
Short-term investments	—	479
Accounts and notes receivable, net	12,025	18,329
Inventories and deferred costs	33,602	38,962
Prepaids and other current assets	20,072	18,392
Total current assets	158,010	160,084
Long-term assets:
Property, plant and equipment, net	1,474	1,610
Long-term deferred costs	274	276
Other long-term assets	20,366	19,542
Total long-term assets	22,114	21,428
Total assets	$180,124	$181,512

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$20,824	$22,480
Customer advances	24,248	29,046
Deferred revenue	11,208	10,779
Other current liabilities	19,152	21,035
Total current liabilities	75,432	83,340
Long-term liabilities:
Long-term deferred revenue and other liabilities	6,374	8,794
Total liabilities	81,806	92,134

Total equity	98,318	89,378
Total liabilities and equity	$180,124	$181,512
	—	—

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Six months ended June 30,
	2017	2016
	(In thousands,except per share data)

Net sales	$54,023	$42,577
Cost of net sales	35,996	28,270
Gross profit	18,027	14,307
	33.4%	33.6%
Operating expenses:
Selling, general and administrative	8,556	10,051
Research and development	4,088	4,922
Total operating expenses	12,644	14,973

Operating Income (loss)	5,383	(666)

Interest income, net	580	333
Other income (expense), net	2,398	1,868
Equity pick up of losses of an associate	—	—
Investment Impairment	(1,308)	—
Income (loss) before income taxes	7,053	1,535
Income taxes benefit	1,291	2,218
Net Income (loss)	8,344	3,753
Net loss attributable to noncontrolling interests	—	—
Net Income (loss) attributable to UTStarcom Holdings Corp.	$8,344	$3,753

Net Income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$0.24	$0.10
Weighted average shares outstanding—Basic	35,421	36,160

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended Jun 30,
	2017	2016
	(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$8,344	$3,753
Depreciation and amortization	321	794
Provision for doubtful accounts	(106)	614
Provision for(recovery of) deferred costs	3,420	(2,698)
Stock-based compensation expense	390	1,979
Net loss on disposal of assets	—	(91)
Gain on release of tax liability due to expiration of the statute of limitations	(1,478)	(807)
Deferred income taxes	231	49
Other-than-temporary impairment of equity investments	1,308	—
Gain on CTA recognition from liquidation subsidiaries	(1,703)	(46)
Gain on sale of short-term investment	—	(140)
Changes in operating assets and liabilities	(790)	(817)
Net cash provided by operating activities	9,937	2,590

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(145)	(616)
Proceeds from sale of property, plant and equipment	—	86
Change in restricted cash	(3,684)	1,251
Purchase of an investment interest	(100)	—
Proceeds from refund of investment interests	496	418
Net cash provided by (used in) investing activities	(3,433)	1,139

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary share	(140)	(2,900)
Net cash used in financing activities	(140)	(2,900)
Effect of exchange rate changes on cash and cash equivalents	2,025	3,578
Net increase in cash and cash equivalents	8,389	4,407
Cash and cash equivalents at beginning of period	83,922	77,050
Cash and cash equivalents at end of period	$92,311	$81,457

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

To supplement our unaudited condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses and China IPTV- related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Six months ended June 30,
	2017	2016
	(In thousands)

Non-GAAP Revenue	$54,007	$42,301
Non-GAAP Gross profit	18,027	14,308
Non-GAAP Gross Margin %	33.4%	33.8%
Non-GAAP Operating Income (loss)	5,773	1,313
Non-GAAP Net Income (loss) attributable to UTStarcom	$8,734	$5,732
Non-GAAP Net Income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$0.25	$0.16
Weighted average shares outstanding—Basic	35,421	36,160

UTStarcom Holdings Corp.

Unaudited GAAP to unaudited Non-GAAP Reconciliation

To supplement our unaudited condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses and China IPTV- related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Six months Ended June 30,
	2017	2016
	(In thousands)

Reconciliation of Revenue
GAAP Net revenue	$54,023	$42,577
Less: China IPTV revenue	16	276
Non-GAAP Net revenue	$54,007	$42,301

GAAP Gross Margin
US. GAAP as reported	$18,027	$14,307
Add: Stock based compensation - COGS	—	1
Non-GAAP Gross Margin	$18,027	$14,308

Reconciliation of Operation Income(loss)
GAAP Operation Income(loss)	$5,383	$(666)
Add: Stock based compensation	390	1,979
Non-GAAP Operation Income(loss)	$5,773	$1,313

Reconciliation of Net Income(loss)
GAAP Net Income(loss)	$8,344	$3,753
Add: Stock based compensation	390	1,979
Non-GAAP Net Income(loss)	$8,734	$5,732